UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number         333-148447

NOTIFICATION OF LATE FILING

(Check One)   ☐ Form 10-K      ☐  Form 20-F     ☐ Form 11-K      ☒ Form 10-Q      ☐  Form N-SAR

For Period Ended:             July 31, 2014

 ☐   Transition Report on Form 10-K

 ☐   Transition Report on Form 20-F

 ☐   Transition Report on Form 11-K

 ☐   Transition Report on Form 10-Q

 ☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Trans-Pacific Aerospace Company, Inc.

Full Name of Registrant

 Former Name if Applicable

2975 Huntington Drive, Suite 107,

Address of Principal Executive Office (Street and Number)

San Marino, California 91108

City, State, Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
XX	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company will be unable to file its quarterly report on Form 10-Q for the period ended July 31, 2014 on a timely basis, without unreasonable effort or expense, because the Company’s management needs additional time to complete its review of the Company's financial statements.  The Company expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William R. McKay, CEO	626-796-9804
(Name)	(Area Code) (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trans-Pacific Aerospace Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2014	By:	/s/ William Reed McKay William Reed McKay, Chief Executive Officer